14040184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41437

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lowell & Company, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4021 84th Street, Suite 100
(No. and Street)

Lubbock	**Texas**	**79423**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Lowell — **(806) 747-2644**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	**Dallas**	**Texas**	**75214**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

ma 3/27

AB 3/27

OATH OR AFFIRMATION

I, WILLIAM LOWELL, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of LOWELL & COMPANY, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None Noted

____

____

Signature

PRESIDENT

Title

TERESA L. McNEELY
Notary Public, State of Texas
My Commission Expires 04-16-2017

Notary Public

This report * contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McBee & Co.

A Professional Corporation
Certified Public Accountants

LOWELL & COMPANY, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2013 AND 2012

AND

FOR THE YEARS THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

AND

ADDITIONAL REPORTS AND RELATED INFORMATION

LOWELL & COMPANY, INC.

TABLE OF CONTENTS

DECEMBER 31, 2013 AND 2012

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Lowell & Company, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Lowell & Company, Inc. (a Texas corporation), which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lowell & Company, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 is fairly stated in all material respects in relation to the financial statements as a whole.

McBee & Co.

February 26, 2014

McBee & Co. • 718 Paulus Avenue • Dallas, Texas 75214

LOWELL & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and Cash Equivalents	**$ 7,188**	$ 36,907
Cash Deposit with Clearing Broker	**10,000**	10,000
Accounts Receivable - Trade	**81,025**	61,791
Employee Receivables	**118,027**	800
Property, net of Accumulated Depreciation (Note 5)	**6,711**	7,644
TOTAL	**$ 222,951**	$ 117,142
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts Payable - Trade	**$ 22,449**	$ 8,733
Accrued Commissions	**39,905**	37,205
Other Payables and Accrued Expenses	**2,561**	2,562
Total	**64,915**	48,500
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY		
Common Stock, $1 Par Value, 1,000,000 Shares Authorized, 1,000 Shares Issued and Outstanding	**1,000**	1,000
Additional Paid-in-Capital	**171,573**	171,573
Accumulated Deficit	**(14,537)**	(103,931)
Total	**158,036**	68,642
TOTAL	**$ 222,951**	$ 117,142

LOWELL & COMPANY, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUE		
Commission Fees	$ 112,406	$ 146,761
Investment Advisory Fees	440,007	470,359
Interest Income	1,636	4,186
Private Placement Fees	1,002,163	628,907
Total	1,556,212	1,250,213
EXPENSES		
Brokerage and Clearance	62,002	40,995
Commissions, Salaries and Payroll	1,133,209	866,231
Communications and Data Processing	20,158	21,478
General and Administrative	247,036	264,753
Total	1,462,405	1,193,457
INCOME FROM OPERATIONS	93,807	56,756
INTEREST EXPENSE	68	208
INCOME BEFORE PROVISION FOR TAX	93,739	56,548
State Tax Provision	4,345	4,054
NET INCOME	$ 89,394	$ 52,494

See Notes to Financial Statements

LOWELL & COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Additional Paid-in-Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2012	$ 1,000	$ 171,573	$ (108,225)	$ 64,348
Net Income			52,494	52,494
Distributions			(48,200)	(48,200)
Balance, December 31, 2012	1,000	171,573	(103,931)	68,642
Net Income			89,394	89,394
Balance, December 31, 2013	$ 1,000	$ 171,573	$ (14,537)	$ 158,036

See Notes to Financial Statements

LOWELL & COMPANY, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 89,394	$ 52,494
Adjustments to Reconcile Net Income to		
Depreciation	935	3,461
Changes in operating assets and liabilities: decrease (increase)		
Accounts receivable	(19,234)	10,354
Employee receivables	(117,227)	7,900
Other assets		4,315
Accounts payable and accrued expenses	13,714	1,334
Commissions payable	2,699	11,052
Total Adjustments	(119,113)	38,416
Net Cash Provided (Used) by Operating Activities	(29,719)	90,910
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on Capital Lease Obligations		(748)
Payments of Officer Payables		(16,670)
Distributions		(48,200)
Net Cash Used by Financing Activities		(65,618)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(29,719)	25,292
Beginning of Year	36,907	11,615
End of Year	$ 7,188	$ 36,907
SUPPLEMENTAL CASH FLOW DISCLOSURES		
State Income Taxes paid	$ 4,054	$ 4,039
Interest paid	$ 200	$ 4,764

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Lowell & Company, Inc. (the "Company') was organized as a Texas Corporation on April 18, 1989. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and various states and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As an introducing broker-dealer, the Company does not hold customer funds or securities, and clears all customer transactions on a fully disclosed basis through a clearing broker.

The Company also operates as Lowell Asset Management and provides asset management services to institutional and individual clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, and institutional private placement of securities throughout the United States.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are paid to employees on a settlement date basis.

Investment Advisory Income

Investment advisory fees for managing clients' accounts and private placement fees are received as compensation monthly or quarterly in arrears, are computed based upon the market value of the assets under management for each account, and are recognized when earned.

Fair Value of Financial Instruments

Cash, accounts receivable, prepaid expenses and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2013 or 2012.

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $10,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Property

Property is recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight line method based on estimated useful lives. The amortization of leasehold improvements is based on the shorter of the lease term or the life of the improvement. Betterments and large renewals which extend the life of the asset are capitalized whereas maintenance and repairs and small renewals are expensed as incurred.

Income Tax

The Company has elected to be taxed as an S-Corporation and is therefore treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member. The Company is subject to state income tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2013 and 2012, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2013, the years ending December 31, 2010, 2011, 2012 and 2013 remain subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would

exceed 10 to 1). At December 31, 2013 and 2012, the Company had net capital of $32,310 and $57,877, which were $27,310 and $52,877 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 2.0 to 1 and 0.8 to 1 for December 31, 2013 and 2012, respectively.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2013 and 2012, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. PROPERTY

As of December 31, 2013 and 2012, property is comprised of the following:

	2013	2012
Computers and Equipment	**$ 43,187**	$ 43,187
Furniture and Fixtures	**18,604**	18,604
Leasehold Improvements	**6,325**	6,325
Total	**68,116**	68,116
Less: Accumulated Depreciation	**61,405**	60,472
Net Property	**$ 6,711**	$ 7,644

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's

annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2013 and 2012, the Company had no major customers.

7. COMMTIMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space in Lubbock, Texas and vehicles under non-cancelable lease agreements. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with a provision for escalations. At December 31, 2012, future minimum lease payments under the lease were As follows:

Year Ending December 31,	Office	Vehicles
2014	$ 59,507	$ 14,401
2015	61,299	5,401
2016	10,267	
Total	$ 131,073	$ 19,802

Rent expense approximated $57,800 and $61,000 for the years ended December 21, 2013 and 2012, respectively.

Litigation

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the years ended December 31, 2013 and 2012, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

9. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

SUPPLEMENTARY INFORMATION

LOWELL & COMPANY, INC.

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital	$ 158,036	$ 68,642
Less Non-allowable Assets	125,726	10,765
Net Capital	$ 32,310	$ 57,877
AGGREGATE INDEBTEDNESS	$ 64,915	$ 48,500
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 27,310	$ 52,877
Excess Net Capital at 1000%	$ 26,310	$ 51,877
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.0 TO 1	0.8 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2013 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Lowell & Company, Inc.

ADDITIONAL REPORTS AND RELATED INFORMATION

McBee & Co.
A Professional Corporation
Certified Public Accountants

LOWELL & COMPANY, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF

DECEMBER 31, 2013

AND FOR THE YEAR THEN ENDED

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Lowell & Company, Inc.

In planning and performing our audit of the financial statements of Lowell & Company, Inc. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Lowell & Company, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Lowell & Company, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Lowell & Company, Inc.'s internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

McBee & Co.

February 26, 2014

McBee & Co.
A Professional Corporation
Certified Public Accountants

LOWELL & COMPANY, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED

DECEMBER 31, 2013

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Lowell & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Lowell & Company, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lowell & Company's compliance with the applicable instructions of Form SIPC-7. Lowell & Company's management is responsible for Lowell & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and independent bank statement noting no differences noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences; and

5. Compared the amount of any over-payment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting note differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041437 FINRA DEC
LOWELL & CO INC 21*21
4021 84TH ST STE 100
LUBBOCK TX 79423-1953

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

William Lowell (806) 747-2644

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,769

B. Less payment made with SIPC-6 filed (exclude interest) 2,130
7/19/2013
Date Paid

C. Less prior overpayment applied ______

D. Assessment balance due or (overpayment) 1,639

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,639

H. Overpayment carried forward ______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct complete.

Lowell & Company, Inc.
(Name of Corporation, Partner or other organization)

______
(Authorized Signature

PRESIDENT
(Title)

Dated the ______ day of February, 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. retain the working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

	Amounts for the fiscal period Beginning January 1, 2013 and ending December 31, 2013 **Eliminate cents**
Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,556,212
2b. Additions	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net	
(7) Net loss from securities in investment accounts.	
Total Additions	
2c. Deductions	
(1) Revenues from the distribution of shares of a registered open end investment company or unit	23,305
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 25,207	
Enter the greater of line (i) or (ii)	25,207
Total deductions	48,512
2d. SIPC Net Operating Revenues	$ 1,507,700
2e. General Assessment @ .0025	$ 3,769 (to page 1, line 2.A.)